August 29, 2014

VIA EDGAR

Ms. Monique Botkin

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds

File Nos. 333-153445 and 811-22235
Post-Effective Amendment No. 81

Dear Ms. Botkin:

On behalf of the AQR Diversified Arbitrage Fund, AQR Global Macro Fund, AQR Long-Short Equity Fund, AQR Managed Futures Strategy Fund, AQR Managed Futures Strategy HV Fund, AQR Multi-Strategy Alternative Fund, AQR Risk-Balanced Commodities Strategy Fund, AQR Risk Parity Fund, AQR Risk Parity II MV Fund, AQR Risk Parity II HV Fund, and AQR Style Premia Alternative Fund (each, a “Fund,” and together, the “Funds”), each a series of AQR Funds (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 81 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective on August 31, 2014. We have reviewed the Amendment and represent that it does not contain disclosure which would render the Amendment ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Friday, August 15, 2014, regarding Post-Effective Amendment No. 76 to the Trust’s Registration Statement filed with the Commission on July 2, 2014. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Prospectus

Comment 1	Purchase and Sale of Fund Shares. In footnote 1 to the table providing initial and subsequent minimum investment amounts, please clarify who is included in the “certain new investors” to which the AQR Diversified Arbitrage Fund, AQR Risk Parity Fund and AQR Multi-Strategy Alternative Fund are no longer available for purchase or exchange.

Response	The Trust respectfully submits that the Closed Fund Policies section of the Funds’ prospectus, to which footnote 1 refers, lists the investors that can invest in each closed Fund. Footnote 1 has been revised to reflect that a list of eligible investors is available in the Closed Fund Policies section of the Funds’ prospectus.

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The Funds acknowledge that they are responsible for the adequacy and accuracy of the disclosure in their documents, acknowledge that the Commission is not foreclosed by its comment process from taking any action with respect to the Funds’ documents, and represent that they will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Funds.

Please do not hesitate to contact me at (212) 728-8865 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Brendan R. Kalb, Esq.
Nicole DonVito, Esq.
John Hadermayer, Esq.
Rose F. DiMartino, Esq.